iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

October 19, 2022

VIA EDGAR

Edwin Kim

Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  iClick Interactive Asia Group Limited (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (“FY 2021 20-F”).

Filed May 2, 2022

File No. 001-38313

Dear Mr. Kim and Mr. Shainess:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 21, 2022 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2021 20-F.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021

Conventions That Apply To This Annual Report, page 1

1.

Please revise your definition of “China” or the “PRC” to remove the exclusion of Hong Kong and Macau from this definition and clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

The Staff’s comment is acknowledged and the Company proposed to make the underlined changes below to the definition in its annual report on Form 20-F for the fiscal year ending December 31, 2022 (the “FY 2022 20-F”).

“China” or “PRC” refers to the People’s Republic of China, including mainland China, Hong Kong and Macau. ~~excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;~~

The Company will also update the references to China, PRC and mainland China throughout the FY 2022 20-F, including to clarify that operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

2.

Clearly disclose how you will refer to the holding company, subsidiaries, the VIE and the VIE’s subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.  Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.  For example, you define “we,” “us,” “our company “ and “our” as iClick Interactive Asia Group Limited, but it appears you also use these terms to refer to the consolidated entity and to a variety of business operations, including those of the VIE.  Additionally, we note that you refer to “our VIE” on page F-20 which appears to inappropriately imply an equity ownership interest in the VIE.

The Staff’s comment is acknowledged and the Company proposed to make the underlined changes below to the definitions in its FY 2022 20-F. The Company will also make applicable changes referencing these terms throughout the FY 2022 20-F.

“Beijing WFOE” refers to our wholly foreign owned enterprise, iClick Data Technology (Beijing) Limited, which is the primary beneficiary of the VIE;

“Company” refers to iClick Interactive Asia Group Limited;

“We,” “us,” “our company” or ~~and~~ “our” refers to iClick Interactive Asia Group Limited and its subsidiaries;

“VIE” refers to Beijing OptAim Network Technology Co., Ltd.;

“VIE entities” refers to Beijing OptAim Network Technology Co., Ltd. and its subsidiaries;

The Company will refrain from using the term “our VIE” when referring to the VIE or VIE entities in the FY 2022 20-F. The Company will use “we and the VIE entities” when referring to the consolidated entities.

Cash Transfer between our Company, Subsidiaries and VIE and Its Subsidiaries, page 6

3.

Please revise to provide a more detailed description of how cash is transferred through your organization.  State whether any transfers, dividends or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify any cash flows or transfers of other assets by type that have occurred, and direction of transfer.  In particular, clarify how funds from the public holding company, such as offering proceeds from your IPO, were transferred to VIE entities and used for VIE operations.  Provide appropriate cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Staff’s comment is acknowledged and the Company proposed to add the underlined changes below in its FY 2022 20-F.

Cash Transfer between the ~~our~~ Company, the Company’s Subsidiaries and ~~VIE and Its Subsidiaries~~ the VIE entities

Cash transfers between the Company, the Company’s subsidiaries and the VIE entities are made in accordance with the applicable PRC laws and regulations and the VIE agreements.

To the extent the cash is in mainland China or an entity incorporated in mainland China, the funds may not be available for use outside mainland China, due to interventions in or the imposition of restrictions and limitations on the ability of the Company, the Company’s subsidiaries, or the VIE entities by the PRC government to transfer cash.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The Company carries out its business primarily through its subsidiaries and the VIE entities in mainland China, the income of which is primarily in Renminbi and shortages in foreign currencies may restrict their ability to pay dividends or other payments to the Company, or otherwise satisfy the Company’s foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions. Approval from relevant government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Furthermore, relevant PRC laws and regulations permit the companies incorporated in mainland China to pay dividends only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Additionally, the Company’s subsidiaries incorporated in mainland China and the VIE entities can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the laws and regulations in mainland China, the Company’s subsidiaries incorporated in mainland China and the VIE entities are restricted to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the subsidiaries incorporated in mainland China and the VIE entities for working capital and other funding purposes, the Company may in the future require additional cash resources from its subsidiaries incorporated in mainland China and the VIE entities due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

Our Beijing WFOE enjoys the economic interest in the operations of the VIE entities in the form of service fees under the contractual arrangements among the Beijing WFOE, the VIE, and shareholders of the VIE pursuant to the VIE agreements. Under the VIE agreements, the VIE agrees to pay service fee in an amount equal to 100% of its net income for the relevant period on a monthly basis, and Beijing WFOE has the right to adjust at its own discretion.

The Company has not made any dividend or distribution to its shareholders. The Company’s subsidiaries and the VIE entities have not made any dividend or distribution to the Company. The VIE has not paid any service fee.

See “—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by the Company’s subsidiaries incorporated in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of the Company’s subsidiaries incorporated in mainland China to make payments to us could have a material adverse effect on our ability to conduct our business.”

In utilizing any proceeds from the Company, including any proceeds from any offering by the Company, the Company is permitted under PRC laws and regulations to provide funding to its subsidiaries incorporated in mainland China through inter-company loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. The Company cannot assure you that these government registrations or approvals can be obtained on a timely basis, if at all. See “—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in entities incorporated in mainland China by holding companies incorporated outside mainland China and governmental control of currency conversion may delay or prevent us from using the proceeds of the fundraisings outside mainland China to make loans to or make additional capital contributions to the Company’s subsidiaries incorporated in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, the Company’s subsidiaries incorporated in mainland China may transfer cash to the VIE entities by loans.

The following diagram illustrates the typical fund flow among the Company, its PRC subsidiaries and the VIE entities.

The following table sets forth the amount of the cash transfers among the Company, the Company’s subsidiaries and the VIE entities for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(US$’000)
Net operating cash (paid to)/received by VIE entities by/from the Company’s subsidiaries(1)	(1,500)	2,141	772
Capital contribution to subsidiaries by the Company(2)	(19,129)	(77,655)	(53)
Refund of capital contribution to the Company by subsidiaries(3)	33,127	—	—
Advances from other subsidiaries to WFOE as primary beneficiary(4)	(6,638)	(42,421)	(36,310)
Advances from other subsidiaries to VIE entities(4)	—	—	(1,588)
Advances from WFOE as primary beneficiary to VIE entities(4)	(588)	—	—
Advances by VIE entities to other subsidiaries(5)	—	—	554
Advances by VIE entities to WFOE as primary beneficiary(5)	588	—	—
Advances by WFOE as primary beneficiary to other subsidiaries(5)	18,047	80,141	4,026

Notes:

(1)	Represents “Net operating cash (paid to)/received from Group companies” of the VIE entities in the Selected Condensed Consolidated Cash Flows Data, which includes the following:
•

For the years ended December 31, 2019, 2020 and 2021, cash received by VIE entities from other entities of the Group for online advertising service and other marketing service were US$835, US$3,506 and US$1,315, respectively.

•

For the years ended December 31, 2019, 2020 and 2021, cash paid by VIE entities to other entities of the Group for online advertising service and SaaS services were US$2,335, US$1,365 and US$543, respectively.

(2)	Represents “Capital contribution to subsidiaries” of the Parent in the Selected Condensed Consolidated Cash Flows Data.
(3)	Represents “Refund from subsidiaries of capital contribution” of the Parent in the Selected Condensed Consolidated Cash Flows Data.

(4)	Represents “Payments for advances to Group companies” of Other Subsidiaries and WFOE as Primary Beneficiary in the Selected Condensed Consolidated Cash Flows Data.
(5)	Represents “Receipts of repayments of advances from Group companies” of Other Subsidiaries and WFOE as Primary Beneficiary.
(6)	No transfer of assets other than cash has occurred among the Company, the Company’s subsidiaries and the VIE entities during the years ended December 31, 2019, 2020 and 2021.

Summary of Risk Factors, page 18

4.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China.  The disclosure in this section should make clear whether these risks could result in a material change in your operations and/or the value of the securities you have listed or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

The Staff’s comment is acknowledged and the Company proposed to add the underlined changes below in “Summary of Risk Factors” in its FY 2022 20-F.

Summary of Risk Factors

…

•

The Company is a Cayman Islands holding company with no equity ownership in the VIE entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements. Investors in the ADSs thus are not purchasing equity interest in the VIE entities in China but instead are purchasing equity interest in a Cayman Islands holding company. We are subject to the legal and operational risks associated with being based in or having the majority of our operations in China, and are subject to complex and evolving laws and regulations in China. There are substantial uncertainties regarding the interpretation and application of PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our operations in China. In addition, there are uncertainties in the PRC legal system. Some rules and regulations in China might change quickly with little advance notice. These risks could result in a material change in our operations and/or the value of the securities we have listed or could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “—D. Risk Factors—Risks Related to the

Corporate Structure—We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii)the VIE entities with which we have maintained contractual arrangements.” and “—Risks Related to the Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China.”

•

Recently, the PRC government has indicated an intent to exert more oversight and control over China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will impact our ability to conduct business, accept foreign investments, or continue to list on a U.S. or other foreign exchange. For a detailed description, see “—D. Risk Factors—Risks Related to the Corporate Structure—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside mainland China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

…

If you have any questions regarding the FY 2021 20-F, please contact Mr. David Zhang, the Chief Financial Officer of iClick Interactive Asia Group Limited, by telephone at +852 3700 9000 or via e-mail at david.zhang@i-click.com.

Very truly yours,

By:___ /s/ David Zhang___
Name: David Zhang
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Esq., Cleary Gottlieb Steen & Hamilton LLP